

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2018

Via E-mail

Chia Tiger
Chief Legal Officer and
      Head of Israel Economic Mission – Western Hemisphere
Ministry of Finance
State of Israel
800 Second Avenue, 17th Floor
New York, NY 10017

Re: State of Israel
        Registration Statement under Schedule B
        File No. 333-222598
        Filed January 18, 2018

        Form 18-K for the fiscal year ending December 31, 2007
        File No. 002-94917
        Filed June 30, 2017
        Amended on September 6, 2017, January 4, 2018, January 17, 2018
        and March 1, 2018

Dear Ms. Tiger:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your documents and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your reply to comment 1. Please include discussion of any recent material events, including: Prime Minister Benjamin Netanyahu; and the deportation of African migrants.

<u>Closing Comment</u>

We remind you that you are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact me, Corey Jennings, at (202) 551-3258, or Rob Evans, Chief, Office of International Corporate Finance, at (202) 551-4852 with any questions.

Sincerely,

/s/ Corey Jennings

Corey Jennings
Special Counsel

cc: David Menchel
       Arnold & Porter Kaye Scholer LLP